
April 12, 2011

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund II, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

> **Re:** **Boston Capital Tax Credit Fund II, L.P.**
> **Form 10-K for the year ended 3/31/2010**
> **Filed on 6/29/2010**
> **File No. 000-19443**

Dear Mr. Marc N. Teal:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief